# Annual Report

## Cover Page

Name of issuer:

Neurocarrus Inc

Legal status of issuer:

Form:  Corporation

Jurisdiction of Incorporation/Organization:  DE

Date of organization:  10/1/2017

Physical address of issuer:

60 Via Buena Vista
Monterey CA 93940

Website of issuer:

https://neurocarrus.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

3

|  | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $251,118.00 | $166,911.00 |
| Cash & Cash Equivalents: | $134,850.00 | $52,150.00 |
| Accounts Receivable: | $0.00 | $0.00 |
| Current Liabilities: | $27,710.00 | $27,692.00 |
| Non-Current Liabilities: | $61,458.00 | $82,229.00 |
| Revenues/Sales: | $0.00 | $0.00 |
| Cost of Goods Sold: | $0.00 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | $104,758.00 | ($35,187.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

---

## Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

**THE COMPANY**

1. Name of issuer:

Neurocarrus Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Jianguo Cheng | Pain Medicine | Cleveland Clinic | 2019 |
| Mark Blum | Law | Horan Lloyd | 2023 |
| Vicky Valverde Salas | Medicine | Self | 2023 |
| Paul Blum | CEO | Neurocarrus | 2017 |
| Bruce McDonald | Intellectual Property Law | Smith, Gambrell & Russell, LLP | 2023 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Paul Blum | CEO | 2017 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Paul Blum | 500000.0 Common Stock | 56.3 |

Paul Blum     300000.0 Common Stock   30.3

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made**

**an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company may never receive future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our technologies are in an early stage of development and are unproven.  The effectiveness of our technologies is not well-known in, or accepted generally by, the clinical medical community. There can be no assurance that we will be able to successfully employ our technologies as therapeutic, diagnostic, or preventative solutions for any disease or condition. Our failure to establish the efficacy or safety of our technologies would have a material adverse effect on our business.

In addition, we have a limited operating history. Our operations to date have been primarily limited to organizing and staffing our Company, developing our technology, and undertaking pre-clinical studies of our product candidate. We have not yet obtained regulatory approvals for any of our pharmaceutical products. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

The results of pre-clinical trials and previous clinical trials for our products may not be predictive of future results, and our current and planned clinical trials may not satisfy the requirements of the FDA or other non-U.S. regulatory authorities.

Positive results from pre-clinical studies should not be relied upon as evidence that later-stage or large-scale clinical trials will succeed. Likewise, there can be no assurance that the results of studies conducted by collaborators or other third parties will be viewed favorably or are indicative of our own future study results. We may be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population of their intended uses. Success in early clinical trials does not mean that future clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and other non-U.S. regulatory authorities.

satisfaction of the FDA and other non-U.S. regulatory authorities despite having prior usage or having progressed through initial clinical trials.

Further, our drug candidates may not be approved or cleared even if they achieve their primary endpoints in phase 3 clinical trials or registration trials. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from pre-clinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval or clearance of a product candidate even after reviewing and providing comment on a protocol for a pivotal clinical trial that has the potential to result in FDA and other non-U.S. regulatory authorities' approval. Any of these regulatory authorities may also approve or clear a product candidate for fewer or more limited indications or uses than we request or may grant approval or clearance contingent on the performance of costly post-marketing clinical trials. The FDA or other non-U.S. regulatory authorities may not approve the labeling claims necessary or desirable for the successful commercialization of our product candidates.

If serious adverse events or unacceptable side effects are identified during the development of our product candidates, we may need to abandon or limit the development of some of our product candidates.

If our product candidates are associated with undesirable side effects in preclinical or clinical trials or have characteristics that are unexpected, we may need to interrupt, delay, or abandon their development or limit development to more narrow uses or sub-populations in which the undesirable side effects are less prevalent, less severe, or more acceptable from a risk-benefit perspective. Testing in animals may not uncover all expected side effects or side effects in humans may be more severe. No assurance can be given that N-001 will not cause unwanted and potentially unacceptable side effects when tested in the clinic. Many compounds developed in the biopharmaceutical industry that initially showed promise in early stage-testing have later been found to cause side effects that prevented further development of the compound. Any of these occurrences may harm our business, financial condition, and prospects significantly.

We rely on third parties to perform many essential services, and if such third parties fail to perform as expected or to comply with legal and regulatory requirements, our efforts to commercialize any products may be significantly impacted.

We rely on third-party service providers to perform a variety of functions related to the development of our products, key aspects of which are out of our direct control. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, our ability to deliver product to meet commercial demand would be significantly impaired. In addition, we have engaged third parties to perform various other services for us relating to adverse event reporting, safety database management, fulfillment of requests for medical information and related services. If the quality or accuracy of the data maintained or services performed by these third parties is insufficient, we could be subject to regulatory sanctions.

The company needs to raise substantial additional funding in order to continue operations and achieve milestones.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# Ownership and Capital Structure

**DESCRIPTION OF ISSUER'S SECURITIES**

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Stock | 10,000,000 | 887,581 | Yes ⌄ |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | 411,120 |

24. Describe the material terms of any indebtedness of the issuer:

### *Loan*

| | |
|---|---|
| **Issue date** | 01/01/19 |

| | |
|---|---|
| **Amount** | $6,637.00 |
| **Outstanding principal plus interest** | $6,637.00 as of 02/13/25 |
| **Current with payments** | Yes |

*Loan from affiliate. Unknown terms and creditor.*

### *Loan*

| | |
|---|---|
| **Lender** | Paul Blum |
| **Issue date** | 08/31/23 |
| **Amount** | $41,126.00 |
| **Outstanding principal plus interest** | $41,126.00 as of 02/13/25 |
| **Interest rate** | 0.0% per annum |
| **Current with payments** | Yes |

*Loan from CEO to company. This loan has no interest rate or maturity date.*

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Paul Blum |
| **Amount Invested** | $41,126.00 |
| **Transaction type** | Loan |
| **Issue date** | 08/31/23 |
| **Outstanding principal plus interest** | $41,126.00 as of 02/13/25 |
| **Interest rate** | 0.0% per annum |
| **Current with payments** | Yes |
| **Relationship** | CEO |

*Loan from CEO to company*

During the period ended December 31, 2017, the Company entered into an exclusive license agreement with a non-profit organization for the unlimited worldwide use of certain patent rights. The Company may also sublicense these rights. The Company issued the non-profit organization 64,935 shares of common stock in lieu of payment for the license fee of $30,000. The issuance of common stock represents 5% of the common stock issued and outstanding on a fully diluted basis as of the effective date of the agreement. The agreement includes an anti-dilution protection which requires the Company to issue additional shares of common stock as necessary to the non-profit organization to maintain the 5% ownership until an equity investment occurs that is (i) at least $5,000,000 and (ii) has a post-financing equity valuation of at least $5,000,000.

On a quarterly basis, the Company will pay the non-profit organization a royalty of 2% of net sales related to the licensed products as defined in the agreement unless the Company is required to pay royalties to a third party in order to use the licensed product. In this situation, the Company may reduce the royalty by 50% of the amount of the royalty paid to the third party, but in no event will be less than 1%. Effective in 2022, a minimum annual royalty payment of $1,000 will be paid until the first commercial sale occurs as defined in the agreement. The minimum annual royalty payment increases to $50,000 effective in the year following the first commercial sale. These payments will continue until the patent expires.

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling,* *mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.**Overview**

Treating Neurodegenerative Disease and Pain Without Addiction

**Milestones**

Neurocarrus Inc was incorporated in the State of Delaware in October 2017.

Since then, we have:

- Drug candidate N-001 provides relief from acute pain in animals caused by inflammation or surgery.

- Neurocarrus has built a pipeline of drugs using the APOLLO targeting and delivery system.

- N-001, NL-17, N-19a treat acute, migraine and chronic pain by sensory neuron targeting.

- The APOLLO drugs use a unique manufacturing process to discourage competitors.

- There is a massive market for the treatment of Neurodegenerative disease and pain around the world.

- Neurocarrus has a strong track record of non-dilutive funding from federal and state government.

- Founder has been working in the space for 25+ years trouble shooting commercial biologicals.

## Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2024, the Company had revenues of $650,141.

- *Assets*. As of December 31, 2024, the Company had $203,466.07 in total assets.

- *Net Income*. The Company has had net income of $133,384.58 for the fiscal year ending December 31, 2024.

- *Liabilities*. The Company's liabilities totaled $148,619.94 for the fiscal year ended December 31, 2024.

## Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

## Liquidity & Capital Resources

To-date, the company has been financed with $47,763 in debt and $624,168 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 10 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 5 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

## Runway & Short/Mid Term Expenses

Neurocarrus Inc cash in hand is $203,466.07, as of January 2025. Over the last three months, revenues have averaged $40,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $40,000/month, for an average burn rate of $0 per month. Our intent is to be profitable in 20 months.

There have been no major material changes or trends in the finances since the date the financials were covered.

Neurocarrus is pre-revenue and is supported by non dilutive federal and state grant awards. We predict, on average, $50,000 in expenses and $50,000 in income (from grants and awards) over the next 3-6 months. This includes operations costs to pay salaries, purchase materials, and maintain research space to continue research. We predict profitability will be reached by licensing, partnership, and/or acquisition. If we get a successful investigational new drug (IND), we may become revenue generating in 18 months without any additional funding.

Neurocarrus is pre-revenue. We predict profitability will be reached by out licensing, partnership or acquisition contingent upon issue of an approved IND or subsequently positive clinical trial results. IND application is anticipated within 18 months depending on new funding.  Alternatively, Neurocarrus may retain manufacturing rights ensuring long term profitability contingent on an approved BLA. We may be able to reach revenue generation without additional funding, depending on whether we decide to pursue revenue-generating licensing deals. If not, we expect we'll need to raise approximately $500k. If our Wefunder raise is successful, we may amend our Form C to raise a greater amount in the future. Separately from Wefunder, a new federal grant award for $400K is pending that would provide salary to a new executive CFO in Neurocarrus that would work for two years raising capital and pursuing pharmaceutical deals.

Full profitability would result from selling our drug after successful clinical trial and federal approval. If the company retains manufacturing rights rather than outlicensing them, funding to reach that goal would be around $10M. This presupposes federal funding for some portion of clinical trial costs combined with outlicensing to pharmaceutical companies. Partial profitability could be realized by outlicensing without retention of the company's right to sell the drug.

Besides Wefunder, Neurocarrus has focused on raising money through non-dilutive grants. Grant financing will allow Neurocarrus stability while working through the fundraising campaign.

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business,*

*such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

## FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Paul Blum, certify that:

(1) the financial statements of Neurocarrus Inc included in this Form are true and complete in all material respects ; and

(2) the financial information of Neurocarrus Inc included in this Form reflects accurately the information reported on the tax return for Neurocarrus Inc filed for the most recently completed fiscal year.



Paul Blum

CEO

## OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in

effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the

for the SPV to satisfy its tax withholding obligations as well as the
SPV's reasonable estimation of any penalties that may be charged by
the IRS or other relevant authority as a result of the investor's failure to
provide their TIN. If applicable, the Company may also be required to
pay Wefunder certain fees for the preparation of tax filings. Such fees
and the Company's obligation to deliver required tax documents are
further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription
Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will
pay an administrative fee and / or certain tax fees to Wefunder, in
addition to delivering required tax information in the manner
prescribed by the TSA, where applicable. Failure to pay such fees or
provide Wefunder with required tax information could result in the
dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an
SPV Dissolution Event, the securities held by the SPV would be
distributed directly and proportionally to the individual investors. This
could create administrative complexities, as investors would need to
manage the securities themselves rather than having them held and
administered by the SPV. Additionally, the unplanned distribution of
securities may not align with investors' intended investment strategy
or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and
agrees to accept direct assignment of the SPV's rights and
obligations under any investment agreements between the SPV and
the Company that is located in the Form C or C/A offering materials.
The Investor acknowledges they will be bound by all terms and
conditions of such agreements as if they were an original party
thereto.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in
a format, media or other means not able to be reflected in text or portable
document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a
transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange
Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://neurocarrus.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

## APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

Bruce McDonald
Jianguo Cheng
Mark Blum
Paul Blum
Vicky Valverde Salas

Appendix E: Supporting Documents

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    SPV Subscription Agreement

    SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

    Financials 1

    Financials 2

    Financials 3

Appendix D: Director & Officer Work History

    Bruce McDonald

    Jianguo Cheng

    Mark Blum

    Paul Blum

    Vicky Valverde Salas

Appendix E: Supporting Documents

    ttw_communications_111865_004625.pdf

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*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Neurocarrus Inc

By

**Paul Blum**
Co-founder/CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

**Paul Blum**
Co-founder/CEO
5/6/2026

**Jianguo Cheng**
Professor
5/7/2026

**Bruce A. McDonald**
Director
5/7/2026

**Mark A Blum**
Director
5/7/2026

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